# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kanzhun Ltd, CIK 0001842827
CUSIP: 48553T106
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: GRANDYVIC BLDG, TAIYANGGONG MID RD, CHAOYANG DIST, BEIJING, China (F4), 100028
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-22-002319
Filed by CIK 0001293451

## Reporting persons
- Image Frame Investment (HK) Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 54,972,151; shared voting power 0; sole dispositive power 54,972,151; shared dispositive power 0; aggregate amount beneficially owned 54,972,151 (6.9% of the class)
  Comment: Note to Row 11: See Item 4 below.
- Tencent Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 54,972,151; shared voting power 0; sole dispositive power 54,972,151; shared dispositive power 0; aggregate amount beneficially owned 54,972,151 (6.9% of the class)
  Comment: Notes to Rows 5, 7, and 9: Tencent Holdings Limited may be deemed to have beneficial ownership over 54,972,151 Class A Ordinary Shares held of record by Image Frame Investment (HK) Limited.
  
  Note to Row 11: See Item 4 below.

## Item 1. Issuer
Name of issuer: Kanzhun Ltd
Address of issuer's principal executive offices: 21/F, GrandyVic Building, Taiyanggong Middle Road, Chaoyang District, Beijing, People's Republic of China, 100028

## Item 2. Person Filing
Name of person filing:
Image Frame Investment (HK) Limited
Tencent Holdings Limited
(each a "Reporting Person" and collectively the "Reporting Persons")
Address of principal business office or, if none, residence:
For both Reporting Persons:

Level 29, Three Pacific Place
No. 1 Queen's Road East
Wanchai, Hong Kong
Citizenship:
Image Frame Investment (HK) Limited: Hong Kong
Tencent Holdings Limited: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class: The total number of outstanding Class A Ordinary Shares used to calculate the percent of class represented by the Class A Ordinary Shares is based on 799,085,005 Class A Ordinary Shares issued and outstanding as of as of February 28, 2026, as disclosed in the Issuer's annual report on Form 20-F filed with the SEC on April 29, 2026 (File No. 001-40460).
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement https://www.sec.gov/Archives/edgar/data/1293451/000095010322002319/dp166934_ex9901.htm (Incorporated herein by reference to the Joint Filing Agreement by Image Frame Investment (HK) Limited and Tencent Holdings Limited dated as of February 10, 2022, which was previously filed with the U.S. Securities and Exchange Commission as Exhibit A to Schedule 13G filed by Image Frame Investment (HK) Limited and Tencent Holdings Limited on February 10, 2022 with respect to the Class A ordinary shares of KANZHUN LIMITED)

## Signatures
- Image Frame Investment (HK) Ltd: /s/ Tse Cheuk Yin Tiffany, Tse Cheuk Yin Tiffany / Director (05/12/2026)
- Tencent Holdings Ltd: /s/ Ma Huateng, Ma Huateng / Director (05/12/2026)